Filed by FirstBank NW Corp.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company:  Oregon Trail Financial Corp.
Exchange Act File No:  0-22953

FOR MORE INFORMATION                                 FOR IMMEDIATE RELEASE
Contact:                                                                     February 24, 2003

Clyde E. Conklin, FirstBank NW Corp.
President and Chief Executive Officer
at (208) 746-9610

Berniel L. Maughan, Oregon Trail Financial Corp.
President and Chief Executive Officer
at (541) 523-6327

                    FIRSTBANK NW CORP. TO ACQUIRE OREGON TRAIL FINANCIAL CORP.
FirstBank NW Corp. (Nasdaq: FBNW), Lewiston, Idaho announced today the execution of a definitive agreement to merge with Oregon Trail Financial Corp. (Nasdaq: OTFC), Baker City, Oregon, and its wholly-owned subsidiary, Pioneer Bank, A Federal Savings Bank, a $380.2 million federal savings bank that operates nine full-service retail sales offices in seven eastern Oregon counties.

"We are pleased about the merger with Pioneer Bank and look forward to serving the Eastern Oregon communities," said Clyde Conklin, chief executive officer of FirstBank. "Pioneer Bank's strong community orientation fits well with FirstBank's community banking philosophy. We look forward to working with the quality employees at Pioneer Bank and remain committed to delivering exceptional customer service to the Eastern Oregon marketplace. The blended companies will be able to deliver enhanced products and services with the longstanding tradition of high touch service and community involvement."

Under the terms of the agreement, shareholders of Oregon Trail will be entitled to receive for each share of Oregon Trail common stock either $22.00 in cash or approximately 1.028 shares of FirstBank common stock, subject to election and allocation procedures which are intended to ensure that, in the aggregate, 46% of the Oregon Trail shares will be exchanged for FirstBank common stock. In the merger, FirstBank will issue 1.48 million shares of common stock and $36.5 million in cash. Oregon Trail shareholders will have an opportunity to choose between stock consideration of approximately 1.028 shares of FirstBank common stock or cash consideration of $22 per share. It is anticipated that the transaction will be completed in the fourth quarter of 2003, pending regulatory approvals, the approval of the shareholders of FirstBank and Oregon Trail and other customary conditions. This transaction is currently valued at approximately $74.0 million. The agreement provides for the merger of Oregon Trail Financial Corp. into FirstBank NW Corp., and the subsequent merger of Pioneer Bank into FirstBank Northwest, FirstBank's bank subsidiary. The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes with the result that shares of Oregon Trail common stock that are exchanged for shares of FirstBank common stock will be exchanged on a tax-free basis.

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"We are confident that this expansion opportunity will strengthen FirstBank's ability to fund loans in areas where we are experiencing significant growth. FirstBank has been successful in serving the rural marketplace and we consider Pioneer Bank and Eastern Oregon to fit well with our existing franchise," added Mr. Conklin.

"Our board carefully considered the interests of shareholders, customers, employees and the communities we serve and determined that FirstBank was the ideal merger partner," said Berniel L. Maughan, President and CEO of Oregon Trail Financial Corp. "As an organization, we have significantly improved our performance; however, in order to enhance our future growth potential, it was important for us to affiliate with an institution in growing markets such as FirstBank that is committed to building on the successes we have attained, while sharing our commitment to providing financial services to the market place." Mr. Conklin said "The merger is expected to be accretive to earnings in the first full year based on initial expense savings of 18%. Additionally, as we combine and integrate our systems and support functions, future expense savings will be realized which should continue the earnings accretion." Pre-tax merger-related costs are estimated to be approximately $5.6 million. Upon completion of the acquisition of Oregon Trail, on a pro forma basis using December 31, 2002 data, FirstBank will have $687 million in total assets, $461 million in total deposits and $67 million in total shareholders' equity, with 17 branches in Eastern Oregon, Eastern Washington and Idaho.

In connection with the execution of the merger agreement, FirstBank also entered into a standstill agreement with Joseph Stilwell and his affiliated entities which own 9.2% of Oregon Trail's outstanding shares of common stock. The agreement also provides that the Stilwell Group will not propose or seek to effect a merger or sale of FirstBank, solicit proxies in opposition to recommendations or proposals of FirstBank's management, or seek to exercise any control or influence over the management of FirstBank and will dispose of any FirstBank shares received in the merger as expeditiously as possible but in no event later than six months after the closing of the merger.

FirstBank NW Corp. is the holding company for FirstBank Northwest and is headquartered in Lewiston, Idaho. FirstBank Northwest is a Washington state chartered savings bank serving Idaho and Eastern Washington through a network of eight full service offices and three loan centers. At December 31, 2002, FirstBank had assets of $325.9 million, deposits of $209.7 million and shareholders' equity of $29.4 million.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of FirstBank NW Corp. following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of FirstBank and Oregon Trail may not be combined successfully, or such combination may take longer to accomplish than expected; (2)

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expected cost savings or accretions to earnings from the merger cannot be fully realized or realized within the expected timeframes; (3) the merger charges or operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the shareholders of FirstBank or Oregon Trail may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in FirstBank's and Oregon Trail's markets may increase significantly; and (10) the risk of an economic slowdown, either nationally or in the markets that FirstBank does business would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in FirstBank's filings with the Securities and Exchange Commission.

FirstBank does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. FirstBank and Oregon Trail will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus/proxy statement. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by FirstBank can be obtained, without charge, by directing a request to FirstBank NW Corp., 920 Main Street, Lewiston, Idaho 83501, Attn: Larry K. Moxley, Executive Vice President, telephone (208) 746-9610. In addition, documents filed with the SEC by Oregon Trail can be obtained, without charge, by directing a request to Oregon Trail Financial Corp., 2055 First Street, Baker City, Oregon 97814, Attn: Zane F. Lockwood, Corporate Secretary, telephone (541) 523-6327. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION.

FirstBank and Oregon Trail and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the participants may be obtained through the SEC's web site from the definitive proxy statement filed with the SEC by FirstBank on June 14, 2002 and the definitive proxy statement filed with the SEC by Oregon Trail on July 26, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available. FIRSTBANK AND OREGON TRAIL INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

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